Exhibit 21
SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	State of Incorporation
Colony Bank	Georgia
Colony Risk Management, Inc.	Nevada
Colony Bankcorp Statutory Trust III	Delaware
Colony Bankcorp Capital Trust I	Delaware
Colony Bankcorp Capital Trust II	Delaware
Colony Bankcorp Capital Trust III	Delaware